                                                                    EXHIBIT 8.1

                                [EMTH letterhead]

                                  May ___, 1999

Board of Directors
Independence Community Bank Corp.
195 Montague Street
Brooklyn, New York 11201

Ladies and Gentlemen:

       This letter is in response to your request for our opinion with respect to the material federal income tax consequences of the proposed merger of Broad National Bancorporation, a New Jersey corporation ("Broad") with and into Independence Community Bank Corporation, a Delaware corporation ("ICBC") (the "Merger"), pursuant to the Agreement and Plan of Merger dated February 1, 1999 between ICBC and Broad (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 1, 1999, as amended or the Agreement. For purposes of the opinions set forth below, we have relied, with the consent of both ICBC and Broad, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained in the letters, dated as of May __, 1999, of ICBC and Broad, copies of which are attached hereto. Pursuant to Section 8.2(c) of the Agreement, consummation of the Merger is conditioned upon the re-issuance of the opinions stated below as of the Effective DATE. THE re-issuance of our opinion at such time is contingent upon the receipt of representation letters of ICBC and Broad as of the Effective Date which are identical to the May __ 1999 representation letters.

       In connection with the proposed Merger, we understand the following:

(a) In accordance with the Delaware General Corporation Law and the New Jersey Business Corporation Act, Broad will merge with and into ICBC, and ICBC will be the surviving corporation;

(b) Pursuant to the Merger, all of the assets of Broad will be transferred to ICBC and ICBC will assume all of Broad's liabilities;

(c) At the Effective Time, all shares (excluding Trust Account Shares and DDC Shares) of Broad's common stock, par value $1.00 per share ("Broad Common Stock"), owned by Broad (including treasury shares and unallocated and/or unvested shares held in Broad's

Board of Directors
May ____, 1999
Page 2

       Long-Term Capital Accumulation Plan) or ICBC, or any of their respective wholly owned subsidiaries, will be cancelled;

(d) At the Effective Time, each outstanding share of Broad Common Stock not cancelled pursuant to paragraph (c) above shall cease to be outstanding and shall be converted, at the election of the holder, into a right to receive either a number of shares of ICBC common stock, par value $0.01 per share ("ICBC Common Stock"), equal to the Final Exchange Ratio or a cash amount equal to the Per Share Consideration;

(e) At the Effective Time, each holder of Broad Common Stock who otherwise would have been entitled to a fraction of an ICBC Common Share will receive in lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the Average Closing Price; and

(f) ICBC will continue to conduct the historic business of Broad or use a significant portion of Broad's historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

       In connection herewith, we have examined the Agreement, the Registration Statement on Form S-4 filed by ICBC with the Securities and Exchange Commission (which contains a Prospectus-Proxy Statement) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of ICBC and Broad, as set forth in letters certified by their respective officers. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion that for federal income tax purposes:

(a) The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code 1986, as amended (the "Code");

(b) No gain or loss will be recognized by ICBC or Broad as a result of the Merger;

(c) No gain or loss will be recognized by the shareholders of Broad who exchange all of their Broad Common Stock solely for ICBC Common Stock, except with respect to cash received in lieu of a fractional share interest in ICBC Common Stock;

(d) The aggregate adjusted tax basis of the ICBC Common Stock received by shareholders of Broad who exchange all of their Broad Common Stock solely for ICBC Common Stock in the Merger will be the same as the aggregate adjusted tax basis of the Broad Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

(e) A shareholder of Broad who receives cash in lieu of a fractional share of ICBC Common Stock will be treated as if a fractional share of ICBC Common Stock was distributed in exchange of such shareholder's interest in Broad, immediately redeemed and having received

Board of Directors
May ____, 1999
Page 3

       a cash distribution in full payment of the stock thus redeemed as provided in Section 302 of the Code.


       This opinion does not relate to or purport to cover any matters other than the ones expressly stated herein. The opinion expressed herein is limited to the material consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to state, local or other tax laws, nor with respect to the treatment of shares received as a result of the exercise of employee stock options. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

       We hereby consent to the reference to us under the caption "Legal Matters" in the Prospectus-Proxy Statement forming a part of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,

                                        Elias, Matz, Tiernan and Herrick L.L.P

                                        By:
                                           ---------------------------

                                           Phillip Ross Bevan, a Partner